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                                                              EXHIBIT 99(a)(10)

CONTACT: RICK MYLLENBACK
         CREATIVE LABS, INC.
         (408) 434-5700
         INTERNET: RICKM@SOUNDBLASTER.COM

                  CREATIVE TECHNOLOGY LTD. BEGINS PREVIOUSLY
                  ANNOUNCED TENDER OFFER OF $10.68 PER SHARE
            FOR ALL REMAINING SHARES OF CAMBRIDGE SOUNDWORKS, INC.

  Singapore, November 3, 1997--Creative Technology Ltd.'s wholly owned subsidiary, CSW Acquisition Corporation, has today begun its $10.68 per share cash tender offer for all of the shares of Cambridge SoundWorks, Inc., excluding those shares already owned by Creative Technology Ltd.

  On October 31, 1997, Creative Technology Ltd. announced that it entered into a definitive merger agreement with Cambridge SoundWorks, Inc. Under this agreement, following the completion of the tender offer, Creative Technology Ltd. will acquire all remaining Cambridge SoundWorks, Inc. shares in a second-step merger at the same cash price of $10.68 per share. Creative Technology Ltd. currently owns approximately 25 percent of the shares of Cambridge SoundWorks, Inc.

  The terms and conditions of the tender offer are included in offering documents being filed today with the Securities and Exchange Commission, and will be sent to stockholders of Cambridge SoundWorks, Inc. The tender offer is conditioned upon, among other things, there being validly tendered, and not withdrawn prior to the expiration of the offer, at least that number of shares of Cambridge SoundWorks, Inc. that, when added to the shares owned by Creative Technology Ltd., constitutes two-thirds of the shares of Cambridge SoundWorks, Inc. then outstanding on a fully diluted basis.

  The tender offer will expire at midnight on December 2, 1997, unless extended.

  Creative Technology Ltd. develops, manufactures and markets a wide array of advanced multimedia solutions for the PC, entertainment, education, music and productivity tools markets. Creative Technology Ltd.'s products are marketed through both the original equipment manufacturers and retail channels under a variety of trademarks, including the "Blaster" family name. Sound Blaster has become the multimedia industry's de facto audio standard. Sound Blaster is an audio platform consisting of a sound card or chipset, software drivers and bundled software applications that enable PCs to produce high quality audio. Creative Technology Ltd.'s corporate headquarters and primary manufacturing are based in Singapore, with sales, distribution and research and development being carried out through an extensive, global network of subsidiaries located in North America, Europe, Asia and Africa.


  Cambridge SoundWorks, Inc. designs and manufactures audio products for home stereo, home theater, car stereo and multimedia computers under the brand name Cambridge SoundWorks. Cambridge SoundWorks, Inc. sells its Cambridge SoundWorks products and selected audio and video components manufactured by other companies directly to consumers through its catalog and its Company-owned retail stores.